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SECURI 11023488 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-43143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/10 and ending 09/30/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Morrison Investments, Inc.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
620 W Roosevelt Road, Suite C-2
(No. and Street)

Wheaton	IL	60187
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Thomas Morrison (630)752-1155
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Thomas Morrison**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Morrison Investments, Inc., as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Signed before me this 17th day of October 2011

Notary Public

OFFICIAL SEAL
CYNTHIA HAYES HUTCHINS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/30/15

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morrison Investments, Inc.

Contents

Independent Auditors' Report

Financial Statements
- Statement of Financial Condition
- Statement of Income
- Statement of Changes in Shareholder's Equity
- Statement of Cash Flows

Notes to Financial Statements

Supplementary Schedule
- Computation of Net Capital and Aggregate Indebtedness

Independent Auditors' Report on Internal Control

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Morrison Investments, Inc.

We have audited the accompanying statement of financial condition of Morrison Investments, Inc. as of September 30, 2011 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morrison Investments, Inc. as of September 30, 2011and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
November 11, 2011

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com

Morrison Investments, Inc

Statement of Financial Condition

September 30, 2011

Assets

Cash and cash equivalents	$ 28,181
Concessions receivable	47,669
Securities owned, at fair value	35,262
Other assets	7,084
Total Assets	$118,196

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 5,930
Shareholder's Equity	
Common stock, no par value; authorized, issued and outstanding 1,000 shares	$ 10,000
Additional Paid-in Capital	3,955
Retained Earnings	98,311
Total Shareholder's Equity	$112,266
Total Liabilities and Shareholder's Equity	$118,196

The accompanying notes are an integral part of these financial statements.

Morrison Investments, Inc

Statement of Income

Year Ended September 30, 2011

Revenue	
Concession revenue	$529,217
Other	(2,396)
Total Revenue	$526,821
Expenses	
Compensation and related benefits	$232,923
Occupancy	30,000
Management fees	180,277
Other expenses	12,046
Total Expenses	$455,246
Net Income	$ 71,575

The accompanying notes are an integral part of these financial statements.

Morrison Investments, Inc

Statement of Changes in Shareholder's Equity

Year Ended September 30, 2011

	Common Stock	Additonal Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance -- Beginning of Period	$ 10,000	$ 3,955	$ 86,736	$100,691
Dividends Paid	-	-	(60,000)	(60,000)
Net Income	-	-	71,575	71,575
Balance -- End of Year	$ 10,000	$ 3,955	$ 98,311	$112,266

The accompanying notes are an integral part of these financial statements.

Morrison Investments, Inc

Statement of Cash Flows

Year Ended September 30, 2011

Cash Flows from Operating Activities	
Net Income (Loss)	$ 71,575
Adjustments:	
Unrealized loss on securities owned	4,078
Increase in concessions receivable	(12,278)
Increase in other liabilities	765
Other items, net	6,392
Net Cash Flow Provided (Used) by Operating Activities	$ 70,532
Cash Flows from Investing Activities	
Purchase of invesment securities	$ (1,557)
Cash Flows from Financing Activities	
Dividends paid	$ (60,000)
Net Increase (Decrease) in Cash and Cash Equivalents	$ 8,975
Cash and Cash Equivalents Balance at September 30, 2010	$ 19,206
Cash and Cash Equivalents Balance at September 30, 2011	$ 28,181

The accompanying notes are an integral part of these financial statements.

Morrison Investments, Inc

Notes to Financial Statements

Year Ended September 30, 2011

Note 1 -- Significant Accounting Policies

Organization - The Company was incorporated in the state of Illinois on August 6, 1990. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

Note 2 -- Fair Value Measurement

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value cash and cash equivalents on the statement of financial condition. They have also been applied to securities owned, which consist of a security registered under the Investment Company Act of 1940.

No valuation techniques have been applied to all others assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

Note 3 -- Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2011 the Company's net capital and required net capital were $52,781 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 11%.

Note 4 -- Income Taxes

The Company has elected to be taxed as an S Corporation for federal income tax purposes. Income taxes are therefore the responsibility of the sole shareholder of the Company.

Note 5 -- Related Parties

The Company is affiliated, through common ownership and management, with Morrison Financial Services, Ltd. (MFS) a registered investment advisor.

Pursuant to an agreement, entered into with MFS, the Company is required to pay MFS a minimum of $22,000 per month as reimbursement for certain overhead and operating expenses. The Company is also required to make additional payments to MFS based on quarterly analysis of expenses paid by MFS on the Company's behalf. Payments pursuant to this agreement, which total $264,000, are allocated as follows on the statement of income:

Compensation and related benefits	$ 228,000
Occupancy	30,000
Other	6,000
Total	$ 264,000

The Company paid an additonal $180,277 in management fees to MFS.

At September 30, 2011, MFS owed the Company $3,327.

Supplementary Information

Note: *The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.*

Morrison Investments, Inc

Computation of Net Capital and Aggregrate Indebtedness

September 30, 2011

Computation of Net Capital	
Total shareholder's equity	$112,266
Deductions:	
Nonallowable assets	(54,196)
Haircut on securities owned	(5,289)
Net Capital	$ 52,781
Computation of Basic Net Capital Requirement	
Minimum net capital requirement (6 2/3 % of total aggregate indebtedness)	$ 396
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Computation of Basic Net Capital Requirement	
Total liabilities	$ 5,930
Percentage of Aggregate Indebtedness to Net Capital	11%

Note: There are no material differences between the computations above and the computations included in the Company's corresponding Form X-17A-5 Part IIA filing dated 10/24/11.

See Accompanying Auditors' Report

Independent Auditors' Report
On Internal Control

DeMarco
Sciaccotta
Wilkens &
Dunleavy

Board of Directors
Morrison Investments, Inc.

In planning and performing our audit of the financial statements of Morrison Investments, Inc., (the Company), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | **dscpagroup.com**

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Morrison Investments, Inc. for the year ended September 30, 2011 and this report does not affect our report thereon dated November 11, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the director, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
November 11, 2011